

(Convenience Translation of a
Report Originally Issued in
Turkish – See Note 34 to the Balance Sheet)

Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi

Independent Limited Review Report
As of June 30, 2003

ERNST & YOUNG

Güney Serbest Muhasebeci Mali Müşavirlik A.Ş.
An Affiliated Firm of Ernst & Young International



Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 26 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone: (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

(Convenience Translation of a Report Originally Issued in Turkish – See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ
INDEPENDENT LIMITED REVIEW REPORT
FOR THE PERIOD ENDING JUNE 30, 2003

We have reviewed the accompanying balance sheet of Anadolu Efes Biracılık ve Malt Sananyii Anonim Şirketi (the Company) as of June 30, 2003 and the related statement of income for the six-month interim period then ended in accordance with the generally accepted principles and rules for review engagements in Turkey issued by the Capital Market Board (CMB).

The scope of our review on interim financial statements is limited as compared to the examination of annual financial statements that are made in accordance with the generally accepted auditing principles, bases and standards. Our review principally consisted of applying analytical procedures, data gathering and various auditing techniques required by the principles and rules for limited reviews, which aim to provide an understanding of the system of preparation of interim financial statements. Therefore, our limited review report should be considered on different grounds than the annual independent auditors' report.

In the accompanying balance sheet as of June 30, 2003 the Company's investment in Alternatifbank A.Ş. (Alternatifbank) is carried at cost of TL16,824 billion, which represents 7.83% shareholding in Alternatifbank, a bank which is controlled by the major shareholder of the Company. Despite the indications that the net realizable value of this investment might be less than the acquisition cost, there is no provision provided for the decrease in the value, in order to reduce the cost value of the concerned investment in the accompanying balance sheet dated June 30, 2003 to the market value (TL8,280 billion as of June 30, 2003) or to the net realizable value that could be determined through application of other methods.

The local selling and marketing activities of the Company for the produced beer are realized by Efes Pazarlama ve Dağıtım Ticaret A.Ş., which is a subsidiary of the Company by 99.9%.

Based on our review, except for the effect of such adjustments, if any, as might have been disclosed arising from the matter as explained in the third paragraph above, no matter has come to our attention that causes us to believe that the accompanying financial statements for the interim accounting period referred to in the first paragraph above are not presented fairly in accordance with the generally accepted accounting principles in Turkey issued by the CMB, and the principles and standards related to the preparation of interim financial statements, which are applied on a consistent basis with the preceding period.

ERNST & YOUNG

(Convenience Translation of a Report Originally Issued in Turkish – See Note 34 to the Balance Sheet)

Additional Paragraph for Convenience Translation to English:

The effects of the differences between CMB Principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying financial statements (refer to Note 34 for a description of major differences). Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements and IFRS.

Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International



Ertan Ayhan, SMMM
Engagement Partner

August 14, 2003
İstanbul, Turkey

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish – See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş. **AEFES**

DETAILED BALANCE SHEET (Millions of Turkish lira)	*Reviewed* *30.06.2003*	*Reviewed* *30.06.2002*
I. CURRENT ASSETS	244,799,099	183,654,714
A. Liquid Assets	50,817,169	6,024,800
1. Cash	7,119	5,868
2. Banks	50,809,937	6,018,861
3. Other Liquid Assets	113	71
B. Marketable Securities	310,070	249,640
1. Share Certificates	-	-
2. Private Sector Bonds, Notes and Debt Securities	-	-
3. Public Sector Bonds, Notes and Debt Securities	-	-
4. Other Marketable Securities	310,070	249,640
5. Reserve for Decrease in Value of Marketable Securities (-)	-	-
C. Short Term Trade Receivables	142,104,719	121,345,610
1. Customers	140,280,940	119,258,314
2. Notes Receivables	1,707,143	2,382,130
3. Deposits and Guarantees Given	28,000	51
4. Other Short-term Trade Receivables	676,629	598,561
5. Discount on Trade Receivables (-)	(87,175)	(299,701)
6. Allowance for Doubtful Receivables (-)	(500,818)	(593,745)
D. Other Short-term Receivables	12,280,488	19,190,814
1. Receivables from Shareholders	3,608,922	7,895,578
2. Receivables from Participations	-	-
3. Receivables from Subsidiaries	1,781,546	3,922,858
4. Other Short-term Receivables	6,890,020	7,372,378
5. Discount on Receivables (-)	-	-
6. Allowance for Doubtful Receivables (-)	-	-
E. Inventories	35,317,137	32,760,926
1. Raw Materials and Supplies	11,053,029	14,554,096
2. Work-in-process	8,220,362	5,520,453
3. By-Products	5,925,034	4,599,484
4. Finished Goods	4,045,547	4,867,277
5. Merchandise	568,949	155,586
6. Other Inventories	4,840,614	2,668,183
7. Allowance for Decline in the Value of Inventories (-)	-	-
8. Advances Given to Suppliers	663,602	395,847
F. Other Current Assets	3,969,516	4,082,924
II. NON-CURRENT ASSETS	381,132,982	274,801,887
A. Long-term Trade Receivables	9,559,910	8,162,169
1. Customers	9,481,572	8,079,861
2. Notes Receivables	-	105,549
3. Deposits and Guarantees Given	78,338	24,587
4. Other Long-term Trade Receivables	-	-
5. Discount on Trade Receivables (-)	-	(47,828)
6. Allowance for Doubtful Receivables (-)	-	-
B. Other Long-term Receivables	-	-
1. Receivables from Shareholders	-	-
2. Receivables from Participations	-	-
3. Receivables from Subsidiaries	-	-
4. Other Long-term Receivables	-	-
5. Discount on Receivables(-)	-	-
6. Allowance for Doubtful Receivables (-)	-	-
C. Financial Assets	230,682,270	168,724,614
1. Long-term Marketable Securities	-	-
2. Allowance for Decline in the Value of Marketable Securities (-)	-	-
3. Participations	86,341,920	42,233,926
4.Capital Commitments to Participations (-)	-	-
5.Allowance for Decline in the Value of Participations (-)	-	-
6. Subsidiaries	127,162,765	126,137,369
7. Capital Commitments to Subsidiaries (-)	-	-
8. Allowance for Decline in the Value of Subsidiaries (-)	-	-
9. Other Non-Current Financial Assets	17,177,585	353,319
D. Tangible Assets	136,736,730	93,666,546
1. Land	218,058	218,058
2. Land Improvements	9,226,212	6,383,499
3. Buildings	100,476,888	67,998,766
4. Machinery,plant and equipment	134,341,468	105,321,781
5. Vehicles	669,624	860,577
6. Furnitures and fixtures	87,886,689	47,985,717
7. Other Tangible Assets	-	-
8. Accumulated Depreciation (-)	(198,134,469)	(135,609,012)
9. Construction-in-progress	1,777,795	292,402
10. Advances Given	274,465	214,758
E. Intangible Assets	516,178	615,379
1. Foundation and Organization Assets	-	-
2. Rights	204,845	304,046
3. Research and Development Costs	-	-
4. Other Intangible Assets	-	-
5. Advances Given	311,333	311,333
F. Other Non-current Assets	3,637,894	3,633,179
TOTAL ASSETS	625,932,081	458,456,601

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş. **AEFES**

DETAILED BALANCE SHEET (Millions of Turkish lira)	*Reviewed 30.06.2003*	*Reviewed 30.6.2002*
I. CURRENT LIABILITIES	251,236,858	259,423,375
A. Financial Liabilities	108,930,790	158,349,896
1. Bank Borrowings	8,216,323	67,039
2. Current Portion and Interest of Long-term Borrowings	100,714,467	158,282,857
3. Current Portion and Interest of Long-term Bonds	-	-
4. Notes and Commercial Bills	-	-
5. Other Financial Liabilites	-	-
B. Trade Payables	67,595,786	52,000,634
1. Suppliers	25,612,362	30,281,148
2. Notes payable	-	-
3. Deposits and Guarantees Received	41,982,015	21,674,701
4. Other Trade Payables	1,409	44,785
5. Discount on Payables	-	-
C. Other Short-term Liabilities	47,641,471	21,427,367
1. Payables to Shareholders	110,735	32,566
2. Payables to Participations	-	-
3. Payables to Subsidiaries	-	-
4. Accured Expenses	-	-
5. Taxes, Duties and Other Withholdings Payable	47,065,185	20,935,260
6. Deferred Loans and Installments Payable to the State	-	-
7. Other Short-term Liabilities	465,551	459,541
8. Discount on Payables (-)	-	-
D. Advances Received	7,684	725
E. Reserves for Liabilities and Expenses	27,061,127	27,644,753
1. Provisions for Taxes	21,726,425	5,819,341
2. Provisions for Other Liabilities and Expenses	5,334,702	21,825,412
II. NON-CURRENT LIABILITIES	51,106,345	53,982,311
A. Financial Liabilities	26,101,226	31,961,233
1. Bank Borrowings	26,101,226	31,961,233
2. Bonds Issued	-	-
3. Other Debt Instruments Issued	-	-
4. Other Financial Liabilities	-	-
B. Trade Payables	3,612,530	3,620,075
1. Suppliers	3,612,530	3,620,075
2. Notes Payable	-	-
3. Deposits and Guarantees Received	-	-
4. Other Trade Payables	-	-
5. Discount on Payables(-)	-	-
C. Other Long-term Liabilities	9,481,609	8,087,810
1. Payables to Shareholders	-	-
2. Payables to Participations	-	-
3. Payables to Subsidiaries	-	-
4. Deferred Loans and Installments Payable to the State	-	7,916
5. Other Long-term Liabilities	9,481,609	8,079,894
6. Discount on Payables (-)	-	-
D. Advances Received	-	-
E. Reserves for Liabilities and Expenses	11,910,980	10,313,193
1. Reserve for Employee Termination Benefits	11,910,980	10,313,193
2. Reserves for Other Liabilities and Expenses	-	-
III. SHAREHOLDERS EQUITY	323,588,878	145,050,915
A. Share Capital	50,167,475	50,167,475
B. Share Capital Commitments (-)	-	-
C. Share Premium	-	-
D. Revaluation Surplus	154,764,809	76,644,122
1. Revaluation Surplus from Non-Current Assets	110,011,254	68,929,931
2. Revaluation Surplus from Non-Current Financial Assets	44,753,555	7,714,191
3. Revaluation Surplus from Stock Exchange	-	-
E. Reserves	41,216,435	14,102,119
1. Legal Reserves	5,198,802	3,746,750
2. Statute Reserves	-	-
3. Special Reserves	-	-
4. Extraordinary Reserves	10,131,683	10,168,572
5. Cost Increment Fund	25,885,950	186,797
6. Gain on Sales of Share Certificates of Participations and Non-current Assets to be Added to Share Capital	-	-
7. Unappropriated Income	-	-
F. Net Income for the Period	77,440,159	18,298,619
G. Net Loss for the Period (-)	-	-
H. Accumulated Losses (-)	-	(14,161,420)
1. .... Year Loss	-	(14,161,420)
2. .... Year Loss	-	-
TOTAL LIABILITIES	625,932,081	458,456,601

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş. **AEFES**

DETAILED STATEMENT OF INCOME (Millions of Turkish lira)	*Reviewed* *30.06.2003*	*Reviewed* *30.06.2002*
A. Gross Sales	306,487,894	207,403,128
1. Domestic Sales	291,499,766	191,575,338
2. Export Sales	10,748,980	8,853,549
3. *Other Sales*	4,239,148	6,974,241
B. Sales Deductions (-)	(112,168,410)	(65,598,017)
1. Sales Returns (-)	(48,880)	(29,130)
2. Sales Discounts (-)	(253,972)	(172,443)
3. Other Deductions(-)	(111,865,558)	(65,396,444)
C. Net Sales	194,319,484	141,805,111
D. Cost of Sales (-)	(102,332,785)	(81,130,153)
GROSS PROFIT / (LOSS)	91,986,699	60,674,958
E. Operating Expenses (-)	(29,666,592)	(25,928,193)
1. Research and Development Expenses (-)	(143,609)	(93,968)
2. Marketing, Selling and Distribution Expenses (-)	(12,590,593)	(10,346,806)
3. General and Administrative Expenses (-)	(16,932,390)	(15,487,419)
OPERATING PROFIT / (LOSS)	62,320,107	34,746,765
F. Income and Gains from Other Operations	37,299,671	27,318,509
1. Dividend Income from Participations	4,795,733	-
2. Dividend Income from Subsidiaries	-	14,617,281
3. Interest and Other Dividend Income	6,325,573	4,318,906
4. Other Operating Income and Gains	26,178,365	8,382,322
G. Expenses and Losses from Other Operations (-)	(17,876,552)	(6,562,129)
H. Financial Expenses (-)	(3,411,928)	(25,824,822)
1. Short-term Borrowing Expenses (-)	(2,678,676)	(20,379,058)
2. Long-term Borrowing Expenses (-)	(733,252)	(5,445,764)
PROFIT BEFORE EXTRAORDINARY ITEMS AND TAX	78,331,298	29,678,323
I. Extraordinary Income and Gains	23,952,891	571,442
1. Reserves No Longer Required	23,667,881	114,262
2. Prior Year Income and Gains	-	1,511
3. Other Extraordinary Income and Gains	285,010	455,669
J. Extraordinary Expenses and Losses (-)	(3,117,605)	(6,131,805)
1. Idle Time Capacity Expenses and Losses (-)	(472,695)	(562,537)
2. Prior Year Expenses and Losses(-)	(783,386)	(1,223)
3. Other Extraordinary Expenses and Losses (-)	(1,861,524)	(5,568,045)
INCOME / (LOSS) FOR THE PERIOD	99,166,584	24,117,960
K. Taxes and Other Legal Obligations to be Paid (-)	(21,726,425)	(5,819,341)
NET INCOME / (LOSS) FOR THE PERIOD	77,440,159	18,298,619

The accompanying notes are an integral part of these statements of income.

Convenience Translation of a Report and Financial Statements Originally issued in Turkish - See Note 34 to the Balance Sheets)

ANADOLU BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ
NOTES TO THE BALANCE SHEETS
AS OF JUNE 30, 2003 AND 2002
(Currency -- Millions of Turkish lira, unless otherwise indicated)

1. **Company's activities:** The activities of Anadolu Efes Biracilik ve Malt Sanayii Anonim Şirketi (the Company) consist of production and selling of malt, beer, plastic materials and energy via cogeneration powerhouse. The Company produces beer in İstanbul, Lüleburgaz, İzmir, Ankara and Adana plants and produces malt in Konya and Afyon plants. The Company has rented an office in Tuzla Deri Free Trade Zone. The administrative activities are carried in the head office in İstanbul. The local selling and marketing activities of the Company are performed by Efes Pazarlama ve Dağitim Ticaret A.Ş. (Efes Pazarlama). The Company owns 99.99% of share capital of Efes Pazarlama as of June 30, 2003 (June 30, 2002- 99.99 %).

2. **Shareholders with shareholdings equal or higher than 10%:** As of June 30, 2003 and 2002, paid-in share capital consists of 50,167,474,786 shares with a par value of TL1,000 (full) each. Based on the attendance rosters for the years 2002 and 2001, Annual General Meetings held on April 14,2003 and April 11, 2002 respectively, shareholders,whose shareholdings are equal or higher than 10% are as follows:

	30 June 2003		30 June 2002	
Shareholders	Amount	%	Amount	%
Yazıcılar Holding A.Ş. (Yazıcılar A.Ş.)	14,933,752	29.77	14,643,732	29.19
Özilhan Sınai Yatırım A.Ş. (Özilhan A.Ş.)	8,681,368	17.30	8,544,925	17.03
Anadolu Endüstri Holding A.Ş. (Anadolu Endüstri Holding)	3,934,463	7.84	4,360,925	8.69
Shares publicly traded and other	22,617,892	45.09	22,617,893	45.09
	50,167,475	100.00	50,167,475	100.00

3. **The privileges of share certificates representing the share capital:** There are no privileges of share certificates representing the share capital as of June 30, 2003 and 2002.

   As required by the Article of Association, 9920 units founder profiting notes, which do not represent the share capital, are entitled to 2% profit distribution from the balance remaining after 10% of the paid-in capital is deducted from the distributable profit.

4. **Registered share capital ceiling:** As of June 30, 2003 and 2002 , the upper limit of the registered share capital is TL200,000,000.

5. **Share capital increases realized in the periods and sources:** The Company has not realized any share capital increase within the accounting period ended as of June 30, 2003 and 2002.

6. **Marketable securities other than share certificates issued in the current period:** None.

7. **Marketable securities (borrowing) redeemed in the current period:** None.

8. **Movement of tangible assets during the current period :** Movement of tangible assets for the interim periods ended June 30, 2003 and 2002 is as follows:

		30 June 2003	30 June 2002
a)	Cost of the purchased, produced and constructed tangible assets (excluding construction-in-progress and advances given):	17,071,034	10,483,331
b)	Cost of tangible assets sold:	2,618,925	980,960
c)	Revaluation Increase:	19,680,126	19,606,206
	i- Tangible Assets Costs	32,930,519	36,824,710
	ii- Accumulated Depreciation (-)	(13,250,393)	(17,218,504)

(Currency -- Millions of Turkish lira, unless otherwise indicated)

d) i- Details of the construction in progress as of June 30, 2003 are as follows:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion (%)
Energy Transfer Line	335,969	340,015	30.11.2002	31.08.2003	99
Roof Modifications	208,859	267,768	14.03.2003	31.08.2003	78
Roof Modifications	235,905	262,117	09.06.2003	31.08.2003	90
Dust Collecting System	122,280	203,800	30.06.2003	31.08.2003	60
Laboratory Modernization	125,771	199,636	16.01.2003	30.09.2003	63
Roof Coating	172,470	181,547	11.04.2003	31.08.2003	95
Laboratory Construction	177,183	180,799	30.04.2003	31.08.2003	98
Laboratory Construction	144,681	160,000	09.10.2003	31.08.2003	90
Laboratory Modernization	104,388	125,769	27.01.2003	31.08.2003	83
Laboratory Construction	80,586	110,391	14.12.2002	31.08.2003	73
Frequency Translator	39,000	41,053	31.05.2003	31.08.2003	95
Caustic Tank	11,356	30,000	04.06.2003	30.09.2003	38
Other	19,347	25,126	20.01.1995	Indefinite	77
	1,777,795	2,128,021			

ii- Details of the construction in progress as of June 30, 2002 are as follows:

Description	Carrying Value	Estimated Investment Value	Starting Date	Ending Date	Percentage of Completion (%)
Filling Apparatus	149,548	160,000	03.01.2002	31.08.2002	93
Filling Label	65,111	75,000	12.04.2002	31.08.2002	87
Bail Installment	16,403	400,000	01.07.2002	31.12.2002	4
Other	61,340	120,000			
	292,402	755,000			

9. **Investment allowances that are used in current period and carried forward to next periods:** As of June 30, 2003, the total amount of investment allowance utilized is TL 3,806,112 and there is no investment allowance to be carried forward to the next periods (June 30, 2002 – TL 10,466,081; there is no investment allowance to be carried forward to the next periods).

(Currency -- Millions of Turkish lira, unless otherwise indicated)

10. **Account balances with shareholders, participations, subsidiaries and other related parties :** Balances with shareholders, participations, subsidiaries and other related parties as of June 30, 2003 and 2002 are as follows:

RECEIVABLES

	30 June 2003		30 June 2002	
	Trade	Non-trade	Trade	Non-trade
- Shareholders				
Anadolu Endüstri Holding (1)	-	3,608,922	-	7,895,578
Özilhan A.Ş.	586	-	729	-
- Subsidiaries				
Efes Sınai Yatırım Holding A.Ş. (Efes Sınai) (1)	18,899	358,723	44,702	784,572
Efes Pazarlama	135,731,644	-	109,967,596	3,138,286
Efes Breweries International NV (Efes Breweries) (1)	-	1,422,823	-	-
Tarbes Tarım Ürünleri ve Besicilik San.Tic. A.Ş. (Tarbes)	138,320	-	-	-
- Other Group Companies				
Oyex Handels GmbH	-	-	6,646	-
Alternatifbank A.Ş. (Alternatifbank) (2)	49,625,594	-	5,826,063	-
Interbrew Efes Brewery S.A. (Interbrew Efes)	12,861	-	37,364	-
Efes Productie SRL	12,005	-	11,538	-
Efes Romania Industrie Si Comert S.A.	8,335	-	42,101	-
ZAO Moscow Efes Brewery	-	-	242,125	-
Efes Invest Holland B.V. (1)	-	6,614,289	84,211	7,218,058
Efes Ukraine Brewery	11,506	-	-	-
Other	559	-	3,638	-
	185,560,309	12,004,757	116,266,713	19,036,494

PAYABLES

	30 June 2003		30 June 2002	
	Trade	Non-Trade	Trade	Non-Trade
- Shareholders				
Anadolu Endüstri Holding	880,340	-	379,566	-
Other	-	110,735	-	32,566
- Other Group Companies				
Çelik Motor Ticaret A.Ş. (Çelik Motor)	50,861	-	76,760	-
Anadolu Endüstri Holding und Co. (AEH Münih)	29,366	-	-	-
Anadolu Motor Üretim ve Pazarlama A.Ş. (3)	-	-	531,645	-
Efestur Turizm İşletmeleri A.Ş. (Efestur)	2,755	-	10,078	-
Polinas Plastik Sanayi ve Ticaret A.Ş. (Polinas Plastik) (3)	-	-	4,372,914	-
Other	1,319		16,432	-
	964,641	110,735	5,387,395	32,566

(1) Interest rates for the non-trade receivables of the Company are determined by the current market rates.

(2) Related amounts include (by netting of payables with receivables) demand, and time deposits in TL and foreign currency, payment orders of the Company and the spot credits provided by Alternatifbank as of June 30, 2003 and 2002.

(3) The payables represent intermediary export payables.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

11. **Evaluation, compilation and depreciation policies for inventories and other balance sheet items; changes in these and other accounting policies and their monetary effects; developments that may affect going concern and periodicity assumptions and reasons for these developments :** The Company prepares its financial statements and related disclosures in accordance with the general communiqué on accounting system applications issued by the Ministry of Finance, Turkish commercial practice and tax legislation and the principles and rules set forth in the communiqués and the related explanations of the CMB. To be effective from January 1, 2003 on annual financial statements, the CMB has issued communiqués number XI/20 "Communiqué about Principles and Procedures for the Adjustments of Financial Statements in Hyperinflationary Periods" at the Official Gazette dated November 28, 2001 and numbered 24597 and also another Communiqués named "Communiqués Related to the Principles and Procedures for the Consolidated Financial Statements and Accounting for Participations" which is promulgated in the Official Gazette dated November 13, 2001 and numbered 24582. The Company will apply the above-mentioned Communiqués in the annual CMB financial statements as of December 31,2003.

Marketable Securities

As of June 30, 2003 and 2002, the (A) type investment fund included in other marketable securities in the accompanying financial statements is valued with the purchase price declared on the balance sheet date.

Discounts of Receivables and Payables

According to the generally accepted accounting principles announced by the CMB, trade notes receivables and payables, post dated cheques, and trade receivables and payables with due dates exceeding three months, if any, are subject to discounting.

Deferred VAT

As of June 30, 2003, the deferred value added tax payable arising from export sales amounting to TL 9,481,572 (June 30, 2002- TL8,079,861) is included in assets as long-term trade receivables and in liabilities as other long-term payables; the deferred value added tax receivable arising from export purchases amounting to TL3,612,530 (June 30, 2002-TL3,612,530) is included in assets as other non-current assets and in liabilities as long-term trade payables in the accompanying financial statements.

Inventory

The physical inventory counts are made at year ends. The inventories are carried at the lower of acquisition cost or net realizable value. The costing system used is the process costing system, and the inventory costing method is moving weighted average for all inventory items.

Financial Non-Current Assets:

Financial non-current assets are stated at acquisition cost plus nominal values of bonus shares obtained through internally funded capital increases of related parties. When the share capital increase of the financial non-current asset is realized from the revaluation fund or internally funded sources excluding extraordinary reserves, the Company records the nominal values of the shares obtained as Revaluation Surplus from Non-Current Financial Assets under the shareholders equity and when the share capital increase of the participations is realized from extraordinary reserves and the funds that have been accumulated as a result of the sale of immovable assets and participation shares, the nominal values of the shares obtained are recorded as income.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

Tangible Assets

The acquisition costs and the accumulated depreciation of the tangible fixed assets subject to depreciation are revalued according to the article number 298 of Tax Legislation.

Tangible assets were revalued by using the temporary revaluation percentage which is % 18,6 (June 30, 2002- %27,65), for the period ended as of June 30, 2003.

Foreign exchange gains and losses related to loans used for purchase of machinery and equipment and construction of tangible assets, and those accumulated until these tangible assets are capitalized, should be capitalized as a part of such assets.

Tangible assets, excluding the buildings, are depreciated over revalued costs by using the straight-line and the double-declining methods based on the economic useful lives given below:

Building	25-50 years
Land Improvements	20-25 years
Machinery and Equipment	5 years
Motor Vehicles	5 years
Furniture and Fixture	5 years
Leasehold Improvements	5 years

Reserve for Employee Termination Benefit

In accordance with existing social legislation, the Company is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. As of June 30, 2003 such payments are limited to a maximum of TL1,323.95 (June 30, 2002 – TL1,103.54) per year of employment. As of June 30, 2003 and 2002 the retirement pay liability of the Company is TL11,910,980 and TL10,313,193 respectively, as disclosed in the accompanying financial statements.

Other Deductions Related With Sales

Within the scope of the Excise Tax Law which came to effect by being promulgated in the Official Gazette dated June 12, 2002 and numbered 24783, it has been decided that various taxes such as Pasture Fund, Civil Defense Support Fund, Education Sports and Health Services Tax, Additional Tax and Corporate Share paid over the first domestic deliveries of the alcoholic beverage producers, including the Company, are to be replaced by one single tax at a rate of 48.7% , effective from August 1, 2002. This rate was increased to %63,3 effective from January 8, 2003. These taxes and funds that are paid over sales such as Excise Tax, Pasture Fund, Civil Defense Support Fund, Education Sports and Health Services Tax, Additional Tax and Corporate Share are included in the other sales deductions line in the income statement.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

Foreign Currency Transactions

Transactions in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. The Company uses the foreign currency buying rates of Central Bank of Turkey prevailing at the date of the financial statements in valuing its foreign currency denominated assets, the effective buying rates of Central Bank of Turkey in valuing foreign currency in banks and effectives in cash, and the foreign currency selling rates of Central Bank of Turkey in valuing its foreign currency denominated liabilities. The exchange gains and losses resulting from transactions in foreign currencies and conversion of balance sheet items into Turkish lira are included in the income statements.

Other Balance Sheet Items

Other balance sheet items are principally reflected at their recorded values

12. Subsequent events as of the balance sheet date that has to be disclosed due to the 1st attachment of the communique :

a) The retirement pay ceiling increased to TL 1,389.95 per each employment year, effective from July 1, 2003.

b) At the Board of Directors meeting held on July 24, 2003, it was decided to increase its share capital by TL 62,709,343 from TL 50,167,475 to TL 112,876,818 and TL 37,120,773 of increase will be realized from revaluation surplus from non-current financial assets, and TL 25,588,570 from cost increment fund.

Related request about this capital increase was discussed and accepted on August 8, 2003 dated and 41/965 numbered CMB meeting.

c) As per the resolution of the Board of Directors on July 11, 2003, the Company became the guarantor for the loan of Efes Pazarlama, a subsidiary of the Company, amounted to USD 10 million and used on July 17,2003.

d) As per the resolution of the Board of Directors on July 8, 2003, the Company became the guarantor as same amount for the short-term loans provided from two different banks amounting to USD 20 million for ZAO Efes Moscow Brewery (Moscow Efes), operating in Russia, indirect subsidiary of the Company.

e) As per the resolution of the Board of Directors on July 23, 2003, the Company and its subsidiary Efes Breweries have undertaken to meet jointly the possible working capital requirement of Moscow Efes amounting up to USD 7.5 million which is related to the long-term project financing loan obtained from European Bank of Reconstruction and Development (EBRD).

(Currency -- Millions of Turkish lira, unless otherwise indicated)

13. *Contingent losses and gains that have to be disclosed due to the 2nd attachment of the communiqué (the contents of the legal conflicts which might affect the period results and create liabilities for the company are mentioned in this part) :*

a) The Company has investment incentive certificates taken from Undersecretary of Treasury. Besides, the Company has applied to Ministry of Finance to inform that it will make investment allowance preference in accordance within the framework of amendments introduced by Law No. 4842 promulgated on April 24, 2003 for the investments included in the current investment incentive certificates which will be realized after April 24, 2003.

		30 June 2003			
Beginning/Ending	Number	Investment Allowance Percentage (%)	Customs Exemption Percentage (%)	Approved Amount of Investment Expenditure	Actual Amount of Investment Expenditure
a) 24.01.2001 - 24.01.2004	65696	40	100	4,283,355	1,439,759
b) 22.03.2001 - 31.12.2003	65861	40	-	3,585,609	1,537,600
c) 12.04.2000 - 31.12.2003	62518	100	100	5,489,610	5,237,165
d) 06.07.2000 - 31.12.2003	63800	100	-	6,115,293	542,390
e) 19.06.2000 - 31.12.2003	63696	100	-	216,259	212,853
f) 10.11.2000 - 10.11.2003	64981	100	100	3,012,144	995,083
g) 06.08.2001 - 31.12.2003	66608	60	100	2,102,290	398,766
h) 15.12.1997 - 31.12.2003	53801/A	100	100	17,056,869	2,719,341
i) 05.04.2002 - 05.04.2005	67787	60	100	2,381,093	402,397

b) Two domestic processing permits are obtained from Undersecretary of Foreign Trade. With the certificate numbered 811 dated March 25,1999, the Company has an export commitment amounting to USD27,686,500 and as of December 31, 2001, the Company has applied to close the related certificate. As of June 30, 2003, the Company has applied to close the certificate numbered 4205 dated December 14, 2001, that includes export commitment amounting to USD 657,650.

The Company is entitled to benefit from its rights arising from investment allowances as long as regulatory requirements are fulfilled.

c) The Company has an export commitment of USD5,200,000 as of June 30, 2003 (June 30, 2002 – USD 0) arising from the export credits used by the Company. As of June 30, 2003, the Company has fulfilled USD4,030,000 of this commitment.

d) The Company benefited from Tax Amnesty Law for the ongoing Value Added Tax (VAT) disputes in relation with the intermediary exports realized in 1998 by the Company and Ege Biracilik ve Malt Sanayii A.Ş. and Güney Biracilik ve Malt Sanayii A.Ş. that the Company has merged in 2000 through takeover. As of December 31,2002 there were also foreign exchange lawsuits filed within the scope of the foreign exchange legislation related with the stated intermediary exports, and the Company, has provided a reserve for its potential liability within this scope as TL 24,133,407 which was reflected at the date of related balance sheet. However, because of the amendments in the Law No. 1567, issued in the Official Gazette dated August 6, 2003 and numbered 25121, the Company recalculated its provision amount as TL 843,874 as of June 30, 2003 and reflected related amount in 'Allowance for Other Liabilities and Expenses-Current'. Provision for tax and claims no longer required amounting to TL 23,289,533 was reflected in the 'Reserves No-Longer Required' account in the statement of income for the period ended June 30, 2003.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

14. ***Changes in accounting estimates that have a material effect on gross profit percentages and their monetary effects* :** There are no changes in accounting estimates between the periods.

15. **Mortgages and guarantees on assets :** As of June 30, 2003 and 2002, the total amounts of mortgages on assets are TL 2,495 and TL 11,186,784 respectively.

16. **Insurance coverage on assets:** Insurance coverage for inventories and tangible assets included in the assets as of June 30, 2003 is TL 686,174,617 (June 30, 2002 – TL 524,971,165).

17. **Mortgages and other guarantees obtained for receivables:** As of June 30, 2003 the total amount of mortgages and other guarantees obtained for receivables is TL 7,911,933. (June 30, 2002 –TL 7,836,937).

18. **Off-balance sheet commitments :**

    a) As of June 30, 2003, the commitments that are not included in the liabilities, amounting to TL 3,836,833 (June 30, 2002– TL 3,501,199) consists of letter of guarantees and surety given to banks, suppliers, customs and tax offices and the shares given as collateral.

    b) In relation with financing of the new brewery constructed in Almaty by Efes Karaganda Brewery ISC (Efes Karaganda – operating in Kazakhstan) and for the capacity increase of Moscow Efes, the related companies have obtained loans from EBRD and the Company has undertaken completion of the related projects together with Efes Breweries, a subsidiary. The undertaking in question is not related with reimbursement of related loans, but only completion of the related projects. The upper limit for CJSC Efes Karaganda Brewery (Efes Karaganda) is USD10 million and for Moscow Efes although the limit is not specified in the contract, it is the limit of the project amount, which is USD17 million. Currently, the technical investment concerning the increase of capacity by Moscow Efes is completed.

19. **Blocked deposits in banks:** As of June 30, 2003, the amount of blocked deposits in banks is TL 27 (June 30, 2002 – TL27).

20. **Market value of marketable securities and long-term financial assets that are carried at cost in balance sheet and cost of marketable securities and long-term financial assets that are carried at market value in balance sheet :** As of June 30, 2003 and 2002 with respect to the participations included in the long-term financial assets in the accompanying balance sheets which are also publicly traded on the Istanbul Stock Exchange (ISE), the carrying book value of such participations as reflected in the accompanying balance sheets as of June 30, 2003 and 2002 and their market values which have been determined according to the average of the weighted average prices in the last five working days prior to the balance sheets date are as follows:

30 June 2003				
Name of the Financial Asset	Carrying Amount	Number of shares	Average Market Price Per Share (in full TL)	Market Value
Alternatifbank	16,824,081	15,652,822,500	529	8,280,343
Efes Sınai	15,639,233	13,849,752,707	2,242	31,051,146
Total	32,463,314			39,331,489

(Currency -- Millions of Turkish lira, unless otherwise indicated)

30 June 2002				
Name of the Financial Asset	Carrying Amount	Number of shares	Average Market Price Per Share (in full TL)	Market Value
Alternatifbank	16,078,710	14,907,450,000	527	7,856,226
Efes Sınai	15,639,233	13,849,752,707	1,737	24,057,020
Total	31,717,943			31,913,246

21. **Description and amount of marketable securities, issued by the shareholders, participations and subsidiaries of the Company that are included in the marketable securities and non-current marketable securities accounts:** Marketable securities includes Anadolu Group (A) type Investment Fund Certificates issued by the Company's investment Alternatifbank amounting to TL 310,070 as of June 30, 2003 (June 30, 2002 - TL 249,640) with the nominal value of TL 100,000 (full).

22. **Description and amount of balance sheet items stated as "others" that exceed 20% of the group total where it is included or 5% of total assets in the financial statements :**

a) Other Marketable Securities	June 30, 2003	June 30, 2002
Anadolu Grubu (A) Type Investment Fund	310,070	249,640

b) Other Short-term Receivables	June 30, 2003	June 30, 2002
Loan given to Efes Invest Holland B.V.	6,614,289	7,218,059
Due from Personnel	274,384	154,319
Other	1,347	-
	6,890,020	7,372,378

c) Provision for Other Liabilities and Expenses	June 30, 2003	June 30, 2002
Accrued Interest	2,740,148	6,510,717
Provision for Tax and Claim Interest (*)	843,873	13,713,309
Accrued Water, Electricity and Telephone Expense	321,976	526,063
Bonus Accrual	1,428,704	1,048,280
Other	-	27,043
	5,334,701	21,825,412

d) Other Long-term Liabilities	June 30, 2003	June 30, 2002
Deferred VAT and Sales Taxes	9,481,572	8,079,861
Other	37	33
	9,481,609	8,079,894

(*) As explained in Note 13 (d).

(Currency -- Millions of Turkish lira, unless otherwise indicated)

23. **Total amount of the receivables from and payables to personnel that exceed 1% of the total assets in balance sheet and included in "other receivables" and "other short-term or long-term liabilities" captions :** None.

24. **Provisions for doubtful receivables that are provided for receivables from shareholders, participations and subsidiaries :** None.

25. **Provisions for doubtful receivables that are due or not yet due (these amounts are showed as separate totals) :** As of June 30, 2003 and 2002 the amount of the provisions for the doubtful receivables that are due but not collected are TL 500,818 and TL 593,745 respectively. TL 386,894 and TL 427,013 of these provisions consist of June 30, 2003 and 2002 valuation of the doubtful receivable carried forward from the prior years, amounting to USD 270,825. The remaining TL 113,924 and TL 166,732 are comprised of the provision for the receivables due from export sales in prior years.

    There is no provision for doubtful receivables that are not yet due.

26. **Breakdown of the subsidiaries and participations with an indirect capital and management relationship with the Company; names and shareholding percentages and carrying amounts of these companies included in long-term financial assets account, their income and loss in the recent financial statements before tax, and net income or loss, period of the financial statements, whether financial statements are prepared/not-prepared under CMB standards, audit status of financial statements, result of audit report :**

    a) Subsidiaries and Participations with an Indirect Capital and Management Relationship with the Company:

    Breakdown of the subsidiaries and participations with an indirect capital and management relationship with the Company as of June 30, 2003 is as follows:

    Anadolu Efes Technical Management Consultancy N.V.
    Astana CC Bottlers C.J.S.C.
    Baku Coca-Cola Bottlers Ltd.
    Beverages Tajikistan Ltd.
    CC Kuban Bottlers A.O.
    Coca-Cola Almaty Bottlers Limited Liability Partnership
    Coca-Cola Bishkek Bottlers C.J.S.C.
    Rostov Beverage C.J.S.C
    Coca-Cola Shymkent Distribution C.J.S.C.
    Efes Holland Technical Management Consultancy B.V.
    Efes Invest Holland B.V.
    Efes Karaganda
    Efes Productie S.R.L
    Efes Romania Industrie Si Comert S.A.
    Efes Ukraine Brewery
    Euro-Asian Brauerein Holding GMBH
    Efes Sınai Istanbul Tuzla – Free Trade Zone
    O.A.O Knyaz Rurik Moscow Maltery
    Tonus Joint Stock Company
    Turkmenistan Coca-Cola Bottlers Ltd.
    Moscow Efes
    Z.A.O Maltery Mutena
    JV Efes Vitanta Moldova Brewery S.A.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

Subsidiaries, Participations and Other Non-Current Financial Assets:

As of June 30, 2003 and 2002 the breakdown of subsidiaries, participations and other non-current financial assets; shareholding percentage, carrying amount and the summary of the financial statements are as follows:

	June 30, 2003							
					Financial Statement Data			
	Carrying Amount	Shareholding Percentage (%)	Income /(Loss) Before Taxation	Net Income/(loss)	Date of Financial Statements	Financial Statements Prepared/Not Prepared Under CMB Standards	Audit Status of Financial Statements	Result of Independent Audit Report
Subsidiaries								
Efes Sınai	15,639,233	51.87	386,991	386,991	31.03.2003	Prepared	Not Audited	-
Efes Pazarlama	53,323,089	99.99	(8,188,558)	(8,524,170)	31.12.2002	Not Prepared	Not Audited	-
Tarbes	2,166,361	99.75	243,825	130,113	31.12.2002	Not Prepared	Not Audited	-
Efes Breweries	55,705,582	84.96	USD 21,980,000	USD 16,109,000	31.12.2002	Not Prepared	Audited (*)	Unqualified
Cypex Co.Ltd. (Cypex)	328,500	90.00	40,728	40,728	31.12.2002	Not Prepared	Audited	Unqualified
	127,162,765							
Participation								
Coca Cola İçecek A.Ş. (as known before Coca Cola İçecek Üretim A.Ş.) (Coca Cola İçecek)	86,341,920	33.33	19,412,403	15,680,132	31.12.2002	Not Prepared	Not Audited	-
	86,341,920							
Other Financial Non-current Assets								
Alternatifbank	16,824,081	7.83	1,059,000	1,059,000	31.03.2003	Prepared	Audited (**)	Conditional
Tur-kecom Teknoloji Hizmetleri A.Ş.	340,938	8.46	(2,177,365)	(2,177,365)	31.12.2001	Not Prepared	Not Audited	-
Teknopark A.Ş.	12,000	6.00	10,854	7,272	31.12.2002	Not Prepared	Not Audited	-
Interbrew Efes	381	0.01	USD 7,092,000	USD 6,548,000	31.12.2002	Not Prepared	Audited (*)	Unqualified
Coca Cola Satış ve Dağıtım A.Ş.	85	0.01	4,166,088	2,519,321	31.12.2002	Not Prepared	Not Audited	-
Enerjisa Üretim A.Ş.	100	-						
	17,177,585							
Total	230,682,270							

ANADOLU BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ
NOTES TO THE BALANCE SHEETS (Continued)
AS OF JUNE 30, 2003 AND 2002
(Currency -- Millions of Turkish lira, unless otherwise indicated)

	June 30, 2002							
					Financial Statement Data			
	Carrying Amount	Shareholding Percentage (%)	Income /(Loss) Before Taxation	Net Income/(loss)	Date of Financial Statements	Financial Statements Prepared/Not Prepared Under CMB Standards	Audit Status of Financial Statements	Result of Independent Audit Report
Subsidiaries								
Efes Sınai	15,639,233	51.87	(396,892)	(396,892)	31.03.2002	Prepared	Not Audited	-
Efes Pazarlama	53,323,089	99.99	(10,013,433)	(10,013,433)	31.12.2001	Not Prepared	Not Audited	-
Tarbes	1,140,965	99.75	(134,256)	(134,256)	31.12.2001	Not Prepared	Not Audited	-
Efes Breweries	55,705,582	86.96	USD 5,761,000	USD 10,966,000	31.12.2001	Not Prepared	Audited (*)	Unqualified
Cypex	328,500	90.00	52,659	31,113	31.12.2001	Not Prepared	Audited	Unqualified
	126,137,369							
Participations								
Coca Cola İçecek Üretim A.Ş.	21,752,763	33.33	694,737	464,855	31.12.2001	Not Prepared	Not Audited	-
Coca Cola Satış ve Dağıtım A.Ş.	4,402,453	33.31	234,368	6,282	31.12.2001	Not Prepared	Not Audited	-
Alternatifbank	16,078,710	14.91	20,270,000	65,842,000	31.03.2002	Prepared	Not Audited	-
	42,233,926							
Other Financial Non-current Assets								
Teknopark A.Ş.	12,000	6.00	3,657	2,358	31.12.2001	Not Prepared	Not Audited	-
Interbrew Efes	381	0.01	USD 3,576,000	USD 8,812,000	31.12.2001	Not Prepared	Audited (*)	-
Tur-kecom Teknoloji Hizmetleri A.Ş.	340,938	8.46	(2,177,365)	(2,177,365)	31.12.2001	Not Prepared	Not Audited	-
	353,319							
Total	168,724,614							

(*) Reviewed in accordance with International Financial Reporting Standards.
(**) Were subject to independent limited review.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

Following the resolution of the Board of Directors of Efes Breweries (a subsidiary) to increase its share capital by EURO 2.813.500 in cash (from EURO 119.510.300 to EURO 122.323.800), the International Institutional Investors, under the leadership of the Southeast Europe Equity Fund (management by Soros Private Equity Funds) used their call option to purchase additional 2% shares in Efes Breweries which was granted to them under the provision of 'Share Subscription and Share Retention Agreement' which was signed during the share capital increase of Efes Breweries in 2002. The Company, through its Board of Directors resolution dated March 14, 2003, did not use its pre-emptive rights in the share capital increase of Efes Breweries, and consequently its shareholding percentage decreased to %84,96. The international institutional investors include Emerging Markets Management, EBRD, Templeton Strategic Emerging Markets Fund, which is under the management of Franklin Templeton Investment, Keough Partners and Stichting A-Star Management Group.

At the Board of Directors meeting of Alternatifbank on November 28, 2002, (participation of the Company), it was resolved to perform an increase in its share capital from TL160,000,000 to TL200,000,000; TL32,000,000 of which will be in cash. The Company decided not to use its pre-emptive rights for its share of the increased amount at the Board of Directors Meeting held on January 27, 2003 and the shareholding percentage of the Company in Alternatifbank has been decreased to 7.83%.

27. **Bonus shares obtained from the participations and subsidiaries due to capital increases by internal sources :** The summary of the bonus shares obtained from the capital increases rendered from internal sources of participations and subsidiaries in the period January 1 – June 30, 2003 and 2002 is as follows:

	June 30, 2003	June 30, 2002
Bonus shares obtained from Alternatifbank	745,372	-
Bonus shares obtained from Efes Pazarlama	-	14,935,805
Bonus shares obtained from Cypex	-	180,142
	745,372	15,115,947

The Company obtained bonus shares amounting to TL 745,372 from Alternatifbank for the accounting period ended June 30, 2003. The Company recorded TL 71,060 of the bonus shares funded from extraordinary reserves as income in the' Interest and Other Dividend Income' account in the income statement and remaining bonus shares amounting to TL 674,312 recorded in the 'Revaluation Surplus from Non-Current Financial Assets' account.

Cypex has distributed its 2001 profit as bonus shares in the period ending at June 30, 2002. The Company has recorded these Cypex bonus shares of TL13,722 and the bonus shares of Efes Pazarlama amounting to TL14,541,174 and TL48,435, which are funded from the gain on sale of participation and extraordinary reserves respectively, as income for the interim accounting period January 1 – June 30, 2002.The remaining bonus shares amounting to TL512,616 has been included in the 'Revaluation Surplus from Non-Current Financial Assets' account.

28. **Real rights on the tangible assets and their amounts:** None.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

29. Revaluation amounts on non-current assets made in the last three years : Revaluation increases in the cost and accumulated depreciation of non-current assets as of June 30, 2003, and June 30, 2002, and for the preceding 3 years are as follows:

Interim Accounting Period / Year	Increase in Carrying Amount	Increase in Accumulated Depreciation	Revaluation Fund
June 30, 2003 Interim accounting period (18.6%)	32,930,519	(13,250,393)	19,680,126
Year 2002 (59%)	79,207,415	(37,249,167)	41,958,248
June 30, 2002 Interim accounting period, (27.65%)	36,882,622	(17,230,086)	19,652,536
Year 2001 (53.2%)	44,526,875	(18,185,542)	26,341,333
Year 2000 (56%)	28,041,605	(10,453,566)	17,588,039

30. The foreign currency denominated assets and liabilities with exchange rate exposure and their translation rates : As of June 30, 2003 and 2002 foreign currency denominated assets and liabilities are as follows:

		June 30, 2003		June 30, 2002	
		Foreign Currency	TL Equivalent	Foreign Currency	TL Equivalent
Assets					
a) Banks	USD	20,710,577	29,423,973	362,053	567,716
	EUR	944,104	1,531,774	597,156	931,124
	GBP	200	470	34,511	82,892
			30,956,217		1,581,732
b) Customers (*)	USD	1,154,675	1,641,621	4,015,911	6,301,539
	EUR	977,422	1,586,943	1,434,913	2,238,974
	GBP	101,169	238,035	750	1,803
			3,466,599		8,542,316
c) Receivables from shareholders	USD	2,400,000	3,412,121	5,000,000	7,845,715
d) Other various receivables	USD	4,652,325	6,614,290	4,600,000	7,218,058
e) Receivables from subsidiaries	USD	1,250,778	1,778,252	2,500,000	3,922,858
Liabilities:					
a) Short-term bank borrowings	USD	5,000,000	7,142,870	-	-
b) Current portion and interest of long-term bank borrowings	USD	70,500,000	100,714,467	80,500,000	126,925,237
	EUR	-	-	20,000,000	31,357,620
			100,714,467		158,282,857
c) Suppliers	USD	59,321	84,744	2,774,522	4,374,619
	EUR	264,193	431,013	497,493	780,010
	GBP	200	473	1,346	3,252
			516,230		5,157,881
d) Long-term bank borrowings	USD	18,270,825	26,101,226	20,270,825	31,961,233
e) Other accrued expenses and liabilities	USD	1,918,904	2,740,154	3,292,676	5,191,598
	EUR	-	-	841,341	1,319,123
			2,740,154		6,510,721

(Currency -- Millions of Turkish lira, unless otherwise indicated)

(*) As of June 30, 2003, the receivables of the Company amounting to USD 253,442 is valued at exchange rate at the end of periods determined for related countries, and since these amounts that cannot be collected within the period for bringing the export gains into the country are credited to the Price Stabilization Support Fund in accordance with the Exchange Legislation, and corresponds to TL 91,900. The figures in question are not listed in the table above.

31. **Amounts of the guarantees, commitments, collaterals, advances and types of securities given on behalf of the shareholders and related parties :** For the explanation of guarantees, commitments, collaterals and advances given on behalf of the shareholders, participations and subsidiaries as of June 30, 2003 and 2002, please refer to the Note 18 to balance sheet.

32. **Average number of personnel by categories during the period:** The average number of working personnel during the periods ended June 30, 2003 and 2002 are as follows (Person):

	June 30, 2003	June 30, 2002
Salaried	666	386
Waged	349	778
	1,015	1,164

33. **Other issues that have a significant effect on the financial statements or are required for clarity, interpretation and understanding of the financial statements :**

(a) As of June 30, 2003, "Revaluation Surplus from Tangible Assets" and "Revaluation Surplus from Non-Current Financial Assets" accounts in Shareholders' Equity include TL 110,011,254 and TL 7,367,995 respectively (June 30,2002 – TL 68,929,931 and TL 7,367,995 respectively), that can not be added to share capital according to tax legislation.

(b) There is no 'intermediary export' revenue existing in net sales in the interim income statement for the period ended January 1-June 30, 2003. (June 30, 2002 - TL4,184,734).

(c) Provision For Taxes :

Corporation tax is computed on the statutory income tax base determined in accordance with the Procedural Tax Code without any adjustment for inflation accounting.

The corporation tax rate for the fiscal year ended December 31, 2002 was 30% plus an additional 10% fund levy, giving an effective tax rate of 33%. A 19.8% withholding tax was applied to investment deductions which were exempt from corporation tax. Where distributions had been made in respect of 2002 and prior years, withholding taxes of 5.5% and 16.5% (both including the additional 10% fund levy) applied to distributions made by either public or private corporations, respectively. This withholding tax only applied to amounts distributed that had been subject to corporation tax.

Law No. 4842, effective from April 24, 2003, abolished the 10% fund levy. Beginning with the current year, the effective corporation tax rate will revert to 30%.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

Effective from April 24, 2003, income from 2002 and prior years will not be subject to withholding taxes if it is undistributed, is transferred to share capital or is distributed to resident tax-paying corporations. Where profits are distributed to resident taxpaying real persons, to those who are exempt from income and corporate tax, to those who are not income or corporation tax payers, to non-resident corporations, to non-resident real persons and to those who are exempt from income tax, a 10% withholding tax is applied. However profit distributions up to December 31, 2003 shall be subject to an effective tax rate of 11% due the continuation of the fund levy until that date.

Effective from April 24, 2003, investment incentive certificates will not be required to utilise an investment deduction in calculating the corporate income tax base. No withholding taxes will apply to the investment deduction; however the deduction will be limited to 40%. Investment deductions made as a result of holding investment incentive certificates for which application was made prior to April 24, 2003, and unused investment deductions carried forward from previous periods due to insufficient taxable profits, will be subject to a 19.8% withholding tax. Where, however, investment certificates were obtained based on applications made prior to April 24, 2003, an exemption from this withholding tax is available if written notification was made to the tax authorities before May 15, 2003. In this case the investment deduction will be limited to 40%.

The tax legislation provides for a temporary tax of 30% (25% before April 24, 2003) to be calculated and paid based on earnings generated for each of the first three quarters. The amounts thus calculated and paid are offset against the final tax liability for the year. The final corporation tax due, after deducting the quarterly payments, will be due in one installment (2002 – three installments) within the tax-filing period.

Tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred.

Tax returns are required to be filed within the fourth month of the balance date. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

34. **Additional note for convenience translation to English:** The accounting principles used in the preparation of the accompanying financial statements and which are applicable to companies in Turkey differ from International Financial Reporting Standards ("IFRS"), as published by the IASB and so far as such differences apply to the financial statements of the Company they relate principally, among others to the format of financial statements and disclosure requirements, the non-application of IAS 29 (Financial Reporting in Hyperinflationary Economies), the non-application of IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries) the non-application of IAS 39 (Financial Instruments – Recognition and Measurement). The effects of the differences between these accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and IFRS have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles generally accepted in the countries of users of the financial statements and IFRS.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ
NOTES TO THE STATEMENTS OF INCOME
FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2003 AND 2002
(Currency -- Millions of Turkish lira, unless otherwise indicated)

1- **All depreciation and amortization expenses for the current period:** The details of depreciation and amortization charges which are recorded in cost of production, operating expenses and idle time capacity expenses for the interim periods ended June 30, 2003 and 2002 are as follows:

	June 30, 2003		June 30, 2002	
a) Depreciation charges		12,133,754		10,850,773
i) Normal depreciation charge	8,579,326		6,213,015	
ii) Depreciation charge resulting from revaluation	3,554,428		4,637,758	
b) Amortization charges		40,088		44,816
		12,173,842		10,895,589

2- **Discount and provision expenses for the current period :** The details of provisions and net discount expenses which are included in operating expenses, income and profit from other operations, expenses and losses from other operations and financial expenses for the interim periods ended June 30, 2003 and 2002 are as follows:

	June 30, 2003	June 30, 2002
Provision for retirement pay	1,139,065	1,143,032
Discount expenses	87,175	347,529
Interest expense accruals on loans	2,740,148	6,510,717
Provision for tax and claim interest charges	-	5,497,526
Expense Accruals	321,976	526,063
Bonus Accruals	1,428,704	1,048,280
Other	2,455	27,043
	5,719,523	15,100,190

3- **Financial expenses for the current period:** The details of the financial expenses are as follows:

	June 30, 2003	June 30, 2002
Included in the carrying value of tangible assets	-	-
Directly expensed	3,411,928	25,824,822
	3,411,928	25,824,822

4- **Financial expenses charged by shareholders, subsidiaries and participations (those exceeding 20% of the total to be shown separately) :** None.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

5- **Sales / purchases made to/ from shareholders, subsidiaries and participations (those exceeding 20% of the total to be shown separately)** :The details of sales/purchases made to/from shareholders, subsidiaries and participations as of the interim periods ended June 30, 2003 and 2002 are as follows:

a) Sales:

	June 30, 2003	June 30, 2002
Subsidiaries		
Efes Pazarlama	293,297,863	193,236,104
Tarbes	-	967
	293,297,863	193,237,071

b) Purchases of Raw Materials and Services (cost of production and operating expenses) :

	June 30, 2003	June 30, 2002
Shareholders		
Anadolu Endüstri Holding	3,130,080	2,624,996
	3,130,080	2,624,996
Subsidiaries		
Tarbes	2,975,472	2,461,296
Efes Pazarlama	265,301	257,991
	3,240,773	2,719,287
Other Related Parties		
Oyex	1,473,387	840,832
Efes Tur	56,673	59,948
Honda Anadolu Motosiklet Üretim ve Pazarlama A.Ş. (*)	-	217,330
AEH Münih	2,472,211	189,593
Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (Anadolu Isuzu) (*)	-	88,581
Anadolu Motor Üretim ve Pazarlama A.Ş. (Anadolu Motor) (*)	-	1,141,280
Çelik Motor	6,631	26,350
	4,008,902	2,563,914

(*) The transactions with these companies are related to 'Intermediary Exports'

(Currency -- Millions of Turkish lira, unless otherwise indicated)

6- **Interest, rent and others paid to and received from shareholders, subsidiaries and participations (those exceeding 20% of the total to be shown separately) :** For the interim periods ended June 30, 2003 and 2002, interest, rents and others paid to and received from shareholders, subsidiaries and participations are as follows:

a) Rent Income (included in income and gain from other operations):

	June 30, 2003	June 30, 2002
Efes Pazarlama	279,356	212,104
Alternatifbank	22,320	24,000
Anadolu Endüstri Holding	2,090	3,349
Tarbes	4,730	1,726
	308,496	241,179

b) Foreign currency gains, interest and service income (included in income and gain from other operations):

	June 30, 2003	June 30, 2002
Anadolu Endüstri Holding	606,250	2,501,622
Alternatifbank (*)	5,338,928	3,157,752
Anadolu Isuzu	-	195,912
Efes Sınai	77,501	184,153
Tarbes	12,015	-
Efes Pazarlama	17,485	169,537
Efes Invest Holland BV	721,672	-
Other	24,790	168,642
	6,798,641	6,377,618

c) Dividend income from participations:

	June 30, 2003	June 30, 2002
Coca Cola İçecek	4,795,733	-

d) Other dividend income:

	June 30, 2003	June 30, 2002
Alternatifbank	71,060	-

(Currency -- Millions of Turkish lira, unless otherwise indicated)

e) Dividend income from subsidiaries:

	June 30, 2003	June 30, 2002
Efes Pazarlama	-	14,589,609
Cypex	-	27,672
	-	14,617,281

f) Rent expense:

	June 30, 2003	June 30, 2002
Efes Pazarlama	11,784	8,480
Çelik Motor	101,556	81,900
Other	500	1,011
	113,840	91,391

g) Interest and service expenses:

	June 30, 2003	June 30, 2002
Alternatifbank	42,784	-
Çelik Motor	380	-
Efes Pazarlama	3,177	-
	46,341	-

h) Foreign exchange losses:

	June 30, 2003	June 30, 2002
Anadolu Endüstri Holding	1,029,475	1,108,410
Alternatifbank (**)	3,739,263	932,842
Anadolu Isuzu	-	32,633
Efes Sınai	163,937	-
Efes Invest Holland BV	1,534,372	-
Efes Pazarlama	56,680	-
Efes Breweries	33,075	-
Other	6,580	392,519
	6,563,382	2,466,404

(*) The related amount includes income from time deposits, the valuation of the foreign currency accounts and income from reverse repurchase agreements.

(**) Foreign currency expenses related with the valuation of the foreign currency deposits.

(Currency -- Millions of Turkish lira, unless otherwise indicated)

7- **Salaries and benefits provided to board of directors, general manager, deputy general manager and other members of top management :** For the interim periods ended June 30, 2003 and 2002 total salaries and benefits provided to members of the board of directors, the general manager and managers are TL387,111 and TL562,003, respectively.

8- **Depreciation methods and the effect of changes in depreciation methods as increase (+) or decrease (-) in current year depreciation expense :** Both straight-line and double declining methods are applied as the depreciation method. There is no change in the depreciation method applied between the periods.

9- **Inventory costing systems and methods:** The costing system used is the process costing system, and the inventory costing method is moving weighted average for all inventory items (except advances given). Advances given are carried at book value.

10- **Reasons for not performing full or partial physical inventory count, if any:** No physical inventory count has been performed as of June 30, 2003 and 2002 as these dates are interim accounting periods

11- **Separate totals of sales of goods, scrap, by products and service sales included in domestic sales and export sales that exceed 20% of gross sales:** For the interim periods ended June 30, 2003 TL302,248,746 (June 30, 2002 – TL200,428,887) of the gross sales comprises sales of goods which amounts to approximately 99% (June 30, 2002-97%) of the gross sales.

12- **Sales incentives and subventions of the Company, if any :** None.

13- **Explanatory note about prior period income/ gains and expenses/losses:** For the interim period ended June 30, 2003, the prior period income/gains and expenses/losses are TL0 (June 30, 2002 – TL1,511) and TL783,386 (June 30, 2002 – TL1,223) respectively. TL781,870 of this amount expresses the difference between the tax provision disclosed in the financial statements as of December 31, 2002 and the final tax amount.

14- **The amounts and percentages of net income per share and dividend per share separately for ordinary and privileged shares (in full TL) :** Earning per each share with nominal value of TL1,000 is TL1,544 (dividends per share – 154%) for the interim period ended June 30, 2003 (June 30, 2002 – TL364.75, dividends per share – 36%).

15- **The changes in the production quantities of goods and services that are realized in the period by the Company, for each main production group separately:** The quantities of production that the Company has performed for the interim periods ended June 30, 2003 and 2002 are as follows:

		June 30, 2003	June 30, 2002	Change (%)
Beer	(Liter)	327,031,479	301,142,672	9
Malt	(Tons)	46,035	41,762	10

16- **The changes in the sales quantities of goods and services that are realized in the period by the company, for each main sales group separately:** The quantities of the sales that the Company has performed for the interim periods ended June 30, 2003 and 2002 are as follows:

		June 30, 2003	June 30, 2002	Change (%)
Beer	(Liter)	330,906,850	303,416,878	9
Malt	(Tons)	112	1,771	(94)

(Currency -- Millions of Turkish lira, unless otherwise indicated)

17- Details of the accounts included in the income statement that exceed 20% of their account groups:

i) Other Deductions:

	June 30, 2003	June 30, 2002
Additional Tax	-	20,813,863
Civil Defense Support Fund	-	15,089,995
Education Sports and Health Services Tax	-	25,046,323
Pasture Fund	-	3,788,925
Corporate Share	-	657,338
Excise Tax	111,865,558	-
	111,865,558	65,396,444

ii) Other Operating Income and Gains:

	June 30, 2003	June 30, 2002
Foreign exchange gains	1,906,054	7,089,141
Foreign exchange gain resulted from bank loans	23,455,510	-
Prior year discount income on checks and notes receivables	366,207	915,997
Other	450,594	377,184
	26,178,365	8,382,322

iii) Other Extraordinary Income and Gains:

	June 30, 2003	June 30, 2002
Income from insurance compensation	5,603	428,169
Brand incentive premium from abroad exhibitions	226,300	-
Gain on sale of tangible assets	30,545	27,306
Other	22,562	194
	285,010	455,669

iv) Other Extraordinary Expenses and Losses:

	June 30, 2003	June 30, 2002
Loss from sale of tangible assets	18,483	40,231
Provision for tax and claim interest charges	-	5,497,526
Expenses realized within the framework of Tax Amnesty Law	1,808,911	-
Other	34,130	30,288
	1,861,524	5,568,045